UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2020

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Commission File Number: 001-38067

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Verona Pharma plc
(Translation of registrant's name into English)

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3 More London Riverside
London SE1 2RE UK
+44 203 283 4200
(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On January 13, 2020, Verona Pharma plc (the “Company”) issued a press release announcing top-line data from a Phase 2b dose-ranging study evaluating nebulized ensifentrine as an add-on treatment to tiotropium (the “Trial Announcement”). The Trial Announcement is furnished herewith as Exhibit 1 to this Report on Form 6-K.

In the Trial Announcement, the Company reported positive top-line data from its 4 week, 416 patient, Phase 2b dose-ranging study evaluating nebulized ensifentrine (0.375 mg, 0.75 mg, 1.5 mg and 3.0 mg) or placebo as an add-on treatment to tiotropium (Spiriva® Respimat®), a long acting anti-muscarinic (“LAMA”) bronchodilator, in patients with moderate to severe chronic obstructive pulmonary disease (“COPD”).

The study met its primary endpoint of improved lung function, with ensifentrine added on to inhaled tiotropium, a LAMA commonly used to treat COPD. Ensifentrine produced a clinically and statistically significant, and dose-dependent improvement in peak forced expiratory volume in one second (“FEV1”)1 at week 4 compared to placebo added on to tiotropium. Additional highlights from the study include:

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Primary endpoint met at all doses: statistically significant and clinically meaningful improvement in lung function at week 4. Improvements ranged from 78 mL for the 0.375 mg dose (p=0.0368) to 124 mL for the 3.0 mg dose (p=0.0008). Effects were maintained over 4 weeks.

•	Dose-dependent improvements in lung function were observed on both peak FEV1 and FEV1 AUC 0-12 hours[2].

•	Statistically significant improvement in average FEV1 AUC 0-12 hours of 87 mL for the 3.0 mg dose (p=0.0111) is supportive of twice daily dosing.

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Clinically meaningful improvements in health-related quality of life (mean SGRQ-C3) were observed on top of tiotropium, exceeding the minimal clinically important difference (“MCID”) of 4 units compared to placebo at week 4, with the two highest doses also achieving statistical significance.

•	Ensifentrine was well tolerated at all doses with an adverse event profile similar to placebo.

•	These data support dose selection for Phase 3

1 FEV1: Forced Expiratory Volume in one second, a standard measure of lung function
2 FEV1 AUC(0-12hr): Area Under the Curve over 0-12 hours post dose, calculated using the trapezoidal rule, divided by the observation time (12 hours) to report in mL, a measure of the aggregate effect over 12 hours
3SGRQ-C: St. George’s Respiratory Questionnaire is a validated instrument that measures impact on overall health, daily life, and perceived well-being in patients with COPD (i.e. change in frequency and severity of COPD symptoms, and impact on activities, social functioning and psychological disturbances related to airways disease)

The Trial Results are hereby incorporated by reference into the Company's Registration Statement on Form F-3 (333-225107) and Registration Statement on Form S-8 (333-217521).

EXHIBIT INDEX

Exhibit No.	Description
1	Trial Announcement

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VERONA PHARMA PLC

Date: January 17, 2020	By:	/s/ Claire Poll
		Name:	Claire Poll
		Title:	Legal Counsel